Focused



 **IAMGOLD**
CORPORATION

FIRST QUARTER REPORT
2004

Q1 INTERIM REPORT – 2004

For the Three Months Ended March 31, 2004

IAMGOLD
First Quarter Financial Results

HIGHLIGHTS:

◼ Net earnings for the first quarter of 2004 increased to a record $5.9 million, a 70% increase compared to the first quarter of 2003.

◼ Attributable production for the quarter amounted to 106,000 ounces at a cash cost, as defined by the Gold Institute, of US$239/oz.

◼ Operating cash flow for the quarter was US$5.8 million.

◼ Consolidated cash and gold bullion position at March 31, 2004 stood at US$113.2 million, including US$97.3 million in cash and gold bullion directly held by the Company and its subsidiaries.

◼ On March 30, 2004 IAMGOLD and Wheaton River Minerals Ltd. announced an agreement to enter into a business combination whereby each Wheaton share will be exchanged for 0.55 of a share of the Company. A shareholder meeting to vote on this proposed transaction is to be held on June 8, 2004.

CONSOLIDATED FINANCIAL RESULTS SUMMARY *(US$000's)*:

	Three Months Ended	
	Mar. 31, 2004	Mar. 31, 2003
Net earnings	$ **5,906**	$ 3,472∗
Operating cash flow	$ **5,773**	$ 12,292
Net earnings per share - basic and diluted	$ **0.04**	$ 0.03∗
Operating cash flow per share - basic and diluted	$ **0.04**	$ 0.09
Gold produced *(oz)* IMG share	**105,657**	101,102
GI cash cost *(US$/oz)*	$ **239**	$ 217
Total production cost *(US$/oz)*	$ **312**	$ 282
Average gold revenue *(US$/oz)*	$ **411**	$ 359

∗ *Restated to reflect a change in accounting estimates relating to future income taxes and a change in accounting policy related to asset retirement obligations.*

MANAGEMENT'S DISCUSSION AND ANALYSIS

(All monetary amounts in this MD&A are expressed in US$ unless otherwise indicated)

OVERVIEW

Net earnings for the first quarter of 2004 were $5.9 million or $0.04 per share compared to $3.5 million or $0.03 per share for the first quarter of 2003. The increase in earnings is attributable to the higher realized price for gold of $411 per ounce for the first quarter of 2004 as compared to $359 per ounce for the same period in 2003, royalties from the Diavik diamond mine and a gain on the sale of certain loans receivable. Operating results from the Yatela mine in Mali continued to be below expectations for the first quarter.

Operating cash flow for the first quarter of 2004 was $5.8 million or $0.04 per share compared to $12.2 million or $0.09 per share for the first quarter of 2003. For the first quarter of 2004, operating cash flow was negatively impacted by the weaker operating performance at Yatela coupled with no cash distributions from Tarkwa and Damang. In accordance with accounting policy, only cash distributions from Tarkwa and Damang are included in IAMGOLD's operating cash flow. Due to zero cash distributions during the first quarter, distributions during the second quarter for Tarkwa and Damang are expected to be higher, on the order of $10 million ($0.07 per share) and $5 million ($0.03 per share) respectively. These receipts will be reinvested into Tarkwa to fund the expansion program. IAMGOLD's operating cash flow for the first quarter of 2003 was elevated due to a large reduction in accounts receivable during that quarter.

Summarized Financial Results
(in $000's except where noted)

	2003					2004
	1st Qtr	2nd Qtr	3rd Qtr	4th Qtr	Total	1st Qtr
			(Restated)			
Net earnings *(US$)* *	$ 3,472 $	2,045 $	4,587 $	5,376 $	15,480	$ 5,906
Net earnings per share						
- basic & diluted *(US$)* *	0.03	0.01	0.03	0.04	0.11	0.04
Operating cash flow *(US$)*	12,292	7,850	6,485	4,011	30,638	5,773
Operating cash flow per share						
- basic and diluted *(US$)*	0.09	0.05	0.04	0.03	0.21	0.04
Cash and bullion balance *(US$000)*	93,014	99,816	106,463	113,958		113,190
Gold produced *(000 oz - IMG share)*	101	109	103	108	421	106
Weighted average GI cash cost						
(US$/oz - IMG share) **	217	215	221	246	225	239
Gold spot price *(US$/oz)* ***	352	347	363	391	363	408

*   *2003 figures have been restated to reflect a change in accounting estimates relating to future income taxes and a change in accounting policy related to asset retirement obligations.*

**   *Weighted average Gold Institute cash cost is a non-GAAP measure, calculated in accordance with the Gold Institute Standard wherein cash cost equals the sum of cash operating costs inclusive of production-based taxes and management fees and may include certain cash costs incurred in prior periods such as stockpiling and stripping costs and may exclude certain cash costs incurred in the current period that relate to future production. Refer to individual mining operating results sections for mine GI cash costs and reconciliations to GAAP.*

***   *Average gold price as per the London pm fix.*

IAMGOLD Attributable Production and Costs

	2003					2004
	1st Qtr	2nd Qtr	3rd Qtr	4th Qtr	Total	1st Qtr
Production *(000 oz)*						
Sadiola - 38%	40	40	42	50	172	**45**
Yatela - 40%	21	30	19	17	87	**20**
Tarkwa - 18.9%	26	25	28	27	105	**26**
Damang - 18.9%	15	14	14	14	57	**15**
Total production	101	109	103	108	421	**106**
GI cash cost *(US$/oz - IMG share)*	217	215	221	246	225	**239**

IAMGOLD's attributable share of forecast production remains at 445,000 ounces, however at a Gold Institute cash cost of $225 per ounce, a 2% increase compared to the previous estimate of $220 per ounce provided in the Company's release of 2003 year-end results.

On March 30, 2004, the Company announced an agreement to enter into a business combination with Wheaton River Minerals Ltd. ("Wheaton"). The combination will be completed by way of a plan of arrangement whereby each Wheaton share will be exchanged for 0.55 of a share of the Company. If all Wheaton warrants and options were exercised on closing of the transaction, the combined company would be held 68% by existing Wheaton shareholders and 32% by the Company's existing shareholders. The combination must be approved by at least two-thirds of the votes cast by the shareholders of Wheaton and by a majority of the votes cast by the Company's shareholders. The shareholder meetings will be held on June 8, 2004, with the transaction expected to close shortly thereafter. An information circular detailing the transaction has been filed with regulatory authorities and mailed to all shareholders.

If the combination does not occur as a result of one of the parties accepting a superior proposal from a competing bidder then the party which accepted the superior proposal will be required to pay a fee equal to three percent of its market capitalization to the other party.

RESULTS OF OPERATIONS

Sadiola Mine *(IAMGOLD interest - 38%)*

Summarized Results
100% Basis

	1st Qtr	2nd Qtr	2003 3rd Qtr	4th Qtr	Total	2004 1st Qtr
Ore milled *(000t)*	1,190	1,290	1,240	1,350	5,070	**1,160**
Head grade *(g/t)*	3.1	2.6	2.7	3.7	3.0	**3.9**
Recovery *(%)*	86	93	92	84	88	**80**
Gold production - 100% *(000 oz)*	104	105	111	132	452	**117**
Gold sales - 100% *(000 oz)*	113	101	105	134	453	**118**
Gold revenue *(US$/oz)*∗	369	359	365	402	376	**418**
Direct cash costs *(US$/oz)*	216	208	187	227	210	**210**
Production taxes *(US$/oz)*	23	20	20	24	22	**25**
Total cash costs *(US$/oz)*	239	228	207	251	232	**235**
Stockpile adjustments *(US$/oz)*	(28)	(11)	(9)	(25)	(19)	**(15)**
GI cash cost *(US$/oz)*	211	217	198	226	213	**220**
GI cash cost *(US$000)*	21,872	22,666	21,984	29,907	96,429	**25,781**
IMG share - 38% *(US$000)*	8,311	8,613	8,354	11,365	36,643	**9,797**
GAAP reconciling items *(US$000)*∗∗,#	726	(950)	(624)	(272)	(1,120)	**565**
Mining expense *(US$000)*	9,037	7,663	7,730	11,093	35,523	**10,362**

∗ *Gold revenue is calculated as gold sales, adjusted for hedge accounting, divided by ounces of gold sold.*

∗∗ *Canadian GAAP reconciling items are made up of stock movement, mine interest, exploration and consolidation adjustments.*

2003 figures have been restated to reflect a change in accounting policy related to asset retirement obligations.

Gold production at Sadiola during the first quarter was 117,000 ounces, 12% above the first quarter 2003. Tonnes milled were similar to the first quarter of 2003 while grade was 26% higher than the same period of the previous year. Mill recoveries however, were below budgeted levels due to the higher levels of sulphide ores being treated and mechanical availability problems with the oxygen plant resulting in insufficient oxygen being delivered to the process. Availability problems at the oxygen plant have since been corrected.

The Gold Institute cash costs at Sadiola were $220 per ounce, 3% lower than in the fourth quarter 2003, however slightly above budget primarily due to lower gold recoveries, as previously discussed. Total direct cash costs were $24.6 million for the quarter.

Additions to fixed assets at Sadiola amounted to $1.3 million for the first quarter of 2004. This amount was spent on a variety of smaller capital projects. Exploration expenditures for the first quarter amounted to $2.0 million, $0.6 million of the amount was spent on the deep sulphide project and the remainder was spent on oxide and other miscellaneous programs.

During the quarter, a profit distribution of $7.0 million was paid to shareholders. IAMGOLD's share of the distribution was $2.7 million. Subsequent to quarter-end, an additional profit distribution of $4.0 million was paid, with IAMGOLD's share being $1.5 million. Further profit distributions aggregating $23 million on a 100% basis are expected over the remainder of the year with $8.7 million being IAMGOLD's 38% share. Operating cash flow for the quarter at Sadiola was $15.5 million.

The financial instrument position for the Sadiola mine at March 31, 2004 was 30,000 of written call options at an average strike price of $385 per ounce. The mark-to-market loss of this call position remains at approximately the same level as the year-end 2003 position and therefore had no impact on earnings for the quarter.

The forecast production for Sadiola for 2004 remains at 465,000 ounces but the cash cost of production, as defined by the Gold Institute, is forecast to increase by 5% to $225 per ounce compared to $215 per ounce provided in previous guidance. Previously, IAMGOLD reported on a study that was considering the economic benefits of switching from contract to owner-operated mining. The contract with the mining contractor at Sadiola has been extended from June 30, 2004 to December 31, 2004 to allow for further consideration of this option. A final decision on this alternative will be made during the second quarter 2004.

Yatela Mine *(IAMGOLD interest - 40%)*

Summarized Results
100% Basis

	1st Qtr	2nd Qtr	3rd Qtr	4th Qtr	Total	2004 1st Qtr
			2003			
Ore crushed *(000t)*	740	700	470	680	2,590	**640**
Head grade *(g/t)*	2.8	3.8	2.3	2.2	2.8	**3.6**
Gold stacked *(oz)*	67	85	35	49	236	**74**
Gold production - 100% *(000 oz)*	53	75	48	42	218	**51**
Gold sales - 100% *(000 oz)*	54	70	53	45	222	**46**
Gold revenue *(US$/oz)**	355	346	358	395	361	**405**
Direct cash costs *(US$/oz)*	210	172	247	444	249	**335**
Production taxes *(US$/oz)*	23	20	24	26	23	**22**
Total cash costs *(US$/oz)*	233	192	271	470	272	**357**
Accounting adjustments *(US$/oz)***	(20)	11	(7)	(134)	(28)	**(72)**
GI cash cost *(US$/oz)*	213	203	264	336	244	**285**
GI cash cost *(US$000)*	11,400	15,231	12,743	13,874	53,248	**14,536**
IMG share - 40% *(US$000)*	4,560	6,092	5,097	5,550	21,299	**5,815**
GAAP reconciling items *(US$000)***,#	137	(328)	(272)	261	(202)	**(619)**
Mining expense *(US$000)*	4,697	5,764	4,825	5,811	21,097	**5,196**

∗   *Gold revenue is calculated as gold sales divided by ounces of gold sold.*
∗∗ *Accounting adjustments are made up of stockpile, gold in process, and deferred stripping adjustments.*
∗∗∗ *Canadian GAAP reconciling items are made up of stock movement, mine interest and consolidation adjustments.*
2003 figures have been restated to reflect a change in accounting policy related to asset retirement obligations.

Gold production for the quarter was approximately equal to that achieved during the first quarter 2003 while grade was 29% higher than in the corresponding prior year period. Operations in January continued to be affected by residual operating issues from the prior year's rainy season. Production in March had returned to budgeted levels. Continuous improvement in production levels are forecast for the remainder of the year.

Direct cash costs for the quarter were $17.1 million, approximately 3% above budget levels. Unit costs were $285 per ounce, 15% lower than the fourth quarter 2003. During the quarter, tonnes of ore mined exceeded tonnes of ore processed by approximately 50% giving rise to a $3.0 million increase in the amount of stockpiled ore.

Capital expenditures at Yatela totaled $2.3 million for the first quarter of 2004. Of this amount, $1.9 million was spent on the expansion of the leach pads.

Gold production forecast for 2004 remains at 275,000 ounces but at a Gold Institute cash cost of $235 per ounce.

Tarkwa Mine *(IAMGOLD interest - 18.9%)*

Summarized Results
100% Basis

	1st Qtr	2nd Qtr	2003 3rd Qtr	4th Qtr	Total	2004 1st Qtr
Ore crushed (000t)	3,850	3,720	4,080	3,920	15,570	**4,170**
Head grade (g/t)	1.4	1.4	1.4	1.4	1.4	**1.4**
Gold stacked (000 oz)	172	162	185	191	710	**226**
Expected yield (%)	74	75	75	73	74	**74**
Gold production & sales - 100% (000 oz)	136	129	148	142	555	**137**
Gold revenue (US$/oz)*	342	336	361	391	358	**407**
Direct cash costs (US$/oz)	187	204	200	215	201	**244**
Production taxes (US$/oz)	11	10	11	12	11	**12**
Total cash costs (US$/oz)	198	214	211	226	212	**256**
Gold-in-process adjustments (US$/oz)	14	9	10	13	12	**(8)**
GI cash cost (US$/oz)	212	223	221	240	224	**248**
Gold revenue less GI cash cost (US$000)	17,715	14,592	20,628	21,411	74,346	**21,731**
IMG share - 18.9% (US$000)	3,348	2,758	3,899	4,047	14,052	**4,107**
GAAP reconciling items (US$000)**	(1,844)	(1,684)	(1,868)	(1,917)	(7,313)	**(1,920)**
Earnings from working interest (US$000)	1,504	1,074	2,031	2,130	6,739	**2,187**

∗ *Gold revenue is calculated as gold sales, adjusted for hedge accounting, divided by ounces of gold sold.*

∗∗ *Canadian GAAP reconciling items are made up of stock movement, mine interest, mine depreciation, mine taxes and consolidation adjustments.*

First quarter gold production at Tarkwa was essentially equal to that of the first quarter of 2003. Stripping ratios have increased at Tarkwa and tonnes of waste mined were 31% higher than the fourth quarter of 2003. As a result, direct cash costs for the quarter were $33.6 million. The higher stripping ratio is required to increase the availability of ore for the start of the new mill in the third quarter 2004.

Construction activity for the new mill remains ahead of schedule. During the first quarter 2004, $26.9 million of capital was expended on the mill. The forecast final cost of the mill is 10% over budget at $94 million of which 7% is attributable to the higher cost of equipment not purchased in US dollars. The conversion of the mining operations from contract mining to owner-operated mining also progressed and is on budget with formal transition expected at mid-year 2004. During the first quarter 2004, $15.5 million of capital was expended on this project. Capital expenditures on a variety of other projects totaled $2.8 million during the quarter. Subsequent to quarter-end, IAMGOLD remitted $9.1 million to the mine operator as its share of a cash call for the Tarkwa mill expansion and owner mining projects.

During the quarter cash requirements at Tarkwa exceeded cash generation by $13.5 million. Cash balances at Tarkwa as at March 31, 2004 were $16.6 million.

Forecast production for Tarkwa remains unchanged for 2004 at 595,000 ounces at a Gold Institute cash cost of $220 per ounce.

Damang Mine *(IAMGOLD interest - 18.9%)*

Summarized Results
100% Basis

	2003					2004
	1st Qtr	2nd Qtr	3rd Qtr	4th Qtr	Total	1st Qtr
Ore milled (000t)	1,230	1,310	1,180	1,360	5,080	**1,300**
Head grade (g/t)	2.2	2.1	2.0	2.0	2.1	**2.0**
Recovery (%)	91	92	92	90	91	**90**
Gold production & sales - 100% (000 oz)	77	78	70	78	303	**78**
Gold revenue (US$/oz)*	349	345	359	393	362	**406**
Direct cash costs (US$/oz)	215	226	218	202	215	**210**
Production taxes (US$/oz)	11	10	11	12	11	**12**
Total cash costs (US$/oz)	226	236	229	214	226	**222**
Gold-in-process adjustments (US$/oz)	21	(18)	(1)	15	4	**(5)**
GI cash cost (US$/oz)	247	218	228	229	230	**217**
Gold revenue less GI cash cost (US$000)	7,898	9,922	9,210	12,679	39,709	**14,764**
IMG share - 18.9% (US$000)	1,493	1,875	1,741	2,396	7,505	**2,790**
GAAP reconciling items (US$000)**	(1,138)	(1,257)	(1,295)	(904)	(4,594)	**(861)**
Earnings from working interest (US$000)	355	618	446	1,492	2,911	**1,929**

* Gold revenue is calculated as gold sales divided by ounces of gold sold.

** Canadian GAAP reconciling items are made up of stock movement, mine interest, mine depreciation, mine taxes and consolidation adjustments.

Operations at the Damang mine continue to perform above expectations. Gold production of 78,000 ounces during the first quarter of 2004 equal to that of the fourth quarter 2003 and was 5% above budget. Tonnes mined and milled were both above budgeted levels.

Direct cash costs for the quarter totaled $16.4 million. As a result of the higher production levels, cash costs were $217 per ounce, 5% below those of the fourth quarter of 2003.

Capital expenditures for the quarter were $0.2 million and exploration expenditures totaled $0.6 million.

Shareholder loans were fully repaid in 2003. Cash generation for the quarter exceeded cash consumed by $14.1 million. Cash balances at Damang as of March 31, 2004 were $28.4 million versus $14.3 million at December 31, 2003.

Forecast production for the year remains at a conservative level of 265,000 ounces at a Gold Institute cash cost of $235 per ounce.

CORPORATE RESULTS

Mining Interests

	Three Months Ended	
(US$ 000's)	**Mar. 31, 2004**	Mar. 31, 2003
		(Restated)
Gold sales	$ **26,105**	$ 23,529
Mining expense	**15,558**	13,734
Depreciation and depletion	**6,730**	5,540
Earnings from Mining Interests	$ **3,817**	$ 4,255

The Company records its proportionate share of assets, liabilities and results of operations from its joint venture interests in the Sadiola and Yatela mines.

The average gold revenue in the first quarter of 2004 at Sadiola and Yatela was US$414 per ounce compared to US$364 per ounce for the same period in 2003. First quarter 2004 revenue increased by a net of US$0.4 million to reflect IAMGOLD's share of the change in the mark-to-market loss on Sadiola call options at March 31, 2004 and to reflect the first quarter amortization for the deferred hedge revenue.

In Mali, the Sadiola and Yatela operations are subject to certain taxes that are subsequently rebated by the government. These include value added tax and fuel tax. As at March 31, 2004 the amount owed by the government to the two operating companies totaled $34.0 million of which IAMGOLD's share is $13.1 million. The Malian government is in agreement with reducing these balances to more normal operating levels and all parties are working towards this goal.

Working Interests

	Three Months Ended	
(US$ 000's)	**Mar. 31, 2004**	Mar. 31, 2003
Tarkwa	$ **2,187**	$ 1,504
Damang	**1,929**	355
Earnings from Working Interests	$ **4,116**	$ 1,859

The Company records on its consolidated statement of earnings, the proportionate share of the profits from its working interests in the Tarkwa mine and the Damang mine. The amount of depreciation and amortization included in the above earnings are $1.4 million and $1.5 million for the first quarter of 2004 and 2003 respectively.

Royalty Interests

(US$ 000's)	Three Months Ended			
	Mar. 31, 2004		Mar. 31, 2003	
Gold Royalties				
Revenue	$	537	$	313
Amortization		331		224
Diamond Royalties				
Revenue		990		-
Amortization		521		-
Earnings from Royalty Interests	$	675	$	89

Earnings from royalty interests increased in the first quarter of 2004 compared to the prior year's quarter due to the addition of earnings from the Diavik diamond royalty. Royalty revenues from the Diavik project recorded during the first quarter of 2004 was $1.0 million which is based on the value of diamond sales by the owners from January 1, 2004 to March 31, 2004. In the first quarter of 2003, the Diavik operations were in the start-up phase. As a result, no royalty revenues were received until the third quarter of 2003. Revenue was also recorded from the following gold royalty interests for the first quarter of 2004: the Williams mine in northern Ontario; the Joe Mann mine in Quebec; the Limon mine in Nicaragua; the Vueltas del Rio mine in Honduras, the Don Mario mine in Bolivia; and the Magistral mine in Mexico.

Exploration

Review of Projects

Senegal

Bambadji Project
Drilling in 2003 (12,000 metres in 186 reverse circulation holes) was mainly in the area of trench BA-5 and 800 metres to the southwest in the area of trench BA-13. The drill results from this structurally complex zone were some of the best ever recorded on the Bambadji property (refer to press release of June 11, 2003.

A decision was taken to investigate the possibility of finding a joint venture partner, however an agreement has not yet been reached. The Company has now committed to carry out the next phase of drilling itself prior to the commencement of the rainy season. A diamond drill program consisting of 3,000 metres is planned to start as soon as possible. This process is designed to test mineralization and structures controlling mineralization.

Ecuador

Quimsacocha Project
The principal targets of the 2003 drill program on this large epithermal gold system were quartz veins hosting high-grade gold mineralization associated with silver and copper in the D1 area. Moderate to high values of gold, silver and copper were encountered in seven out of eight holes in this area. The best results were obtained in vein 11 over both a strike length and a vertical interval of more than 300 metres (refer to press release of March 2, 2004).

A further phase consisting of 7,500 metres of diamond drilling on the D1 zone commenced in early May 2004. The main focus will be to test vein 11 over an 800 metres strike length and to a depth of 200 metres.

Condor Joint Venture
This exploration joint venture was funded by Gold Fields and managed by IAMGOLD and covered a large area in southeast Ecuador. In April 2004, Gold Fields informed the Company that it was withdrawing from the Joint Venture.

In early 2004, the Joint Venture partners tested an epithermal target on the Cañicapa property with a 3000 metres/14 hole reverse circulation drill program. Twelve of the holes reached their target depth and most of these intersected vuggy silica, a potential host for gold mineralization in these types of deposit however gold grades and widths were disappointing. IAMGOLD is currently reviewing the technical data from the drill program with respect to any future exploration work on the Cañicapa property, which is held by IAMGOLD under the terms of an option agreement with International Minerals Corporation, the property holder.

Brazil

Tocantins Joint Venture
This 50/50 joint venture with AngloGold (each partner contributing equally) covers a greenstone belt in central Brazil.

In early 2004, the partners completed drill programs over targets at Chapada North and Nova Prata. Assay results were generally of a low grade and over narrow intersections (refer to press release of March 2, 2004).

A future drill target is being developed and this is expected to be tested before the end of the year.

Gandarela Joint Venture
This 50/50 joint venture in southern Brazil is also with AngloGold. AngloGold is earning into the project through its financing of project expenditures. The exploration target is gold-bearing conglomerates of the Moeda Formation which has similarities to the Witwatersrand gold deposits of South Africa.

A 6,000 metre diamond drill program is currently underway with three drill rigs. Drilling is expected to be completed in the second quarter 2004.

Argentina

Los Menucos Joint Venture
This joint venture funded by Barrick. Barrick is exploring for epithermal gold deposits in northern Patagonia. Trenching done on the Dos Lagunas target has given some encouraging values and a core drill program is being planned for the area.

Canada

Avalon Joint Venture
This exploration option for epithermal gold deposits on the Avalon Peninsular of Newfoundland is funded by IAMGOLD and managed by the Company's partner, Rubicon Minerals Ltd (RMX-TSX).

Mapping and trenching will start in June and a drill program is anticipated for September.

Corporate Administration and Other

Corporate administration totalled $2.3 million for the first quarter of 2004 compared to $2.0 million for the same period in 2003. 2004 costs include $0.5 million for transaction costs relating to the proposed business combination with Wheaton River Minerals. 2003 costs include $0.7 million as a result of the consolidation of IAMGOLD's and Repadre's corporate functions, including one-time charges for severance and office relocation expenses.

In the first quarter of 2004, the Combined Metals loan was sold for proceeds of $1.8 million, resulting in a gain of $1.1 million. This gain is included in investment income.

Cash Flow

Operating cash flow was $5.8 million for the first quarter of 2004 compared to $12.2 million for the same period in 2003. Operating cash flow for the first quarter of 2004 was low due to the weaker operating performance at Yatela and the lack of cash distributions from the Tarkwa and Damang operations. Cash balances at Damang doubled to $28.4 million at quarter end and it is expected that excess cash will be distributed in the near term in the form of dividends. Excess cash at Tarkwa will also be distributed to shareholders but will have to be reinvested to fund the mill construction and owner-mining programs. Operating cash flow in the first quarter of 2003 was enhanced due to a large reduction in accounts receivable during that quarter..

In respect of investing activities, $2.1 million was invested in the Sadiola and Yatela operations and $1.8 million of proceeds relating to the sale of the Combined Metals loan was recognized during the quarter.

The corporate cash position was reduced from $53.2 million at December 31, 2003, to $49.8 million as at March 31, 2004, primarily from the payment of the $0.06 per share dividend in January 2004.

LIQUIDITY AND CAPITAL RESOURCES

The Company maintains a strong balance sheet and has sufficient liquidity and capital resources to fund its known commitments.

Working Capital

The Company's consolidated working capital position is set out below (in $ millions):

	March 31, 2004	December 31, 2003
Working Capital	$ 124.3	$ 118.5
Current Ratio	7.5	5.3

Cash

Consolidated cash balances totaled $65.7 million at March 31, 2004 compared to $66.7 million at year-end 2003, and can be segmented as follows (in $ millions):

	March 31, 2004		December 31, 2003
Joint venture cash	$	15.9 $	13.5
Corporate cash		49.8	53.2
Total	$	65.7 $	66.7

Joint venture cash represents the Company's proportionate share of cash at the Sadiola and Yatela mines and forms part of the working capital at those operations.

Corporation cash in the first quarter of 2004 decreased by $3.3 million compared to an increase of $27.8 million in the same period of 2003. Cash flows that determined this increase (decrease) can be shown as below (in $ millions):

	Three Months Ended			
	March 31, 2004		March 31, 2003	
Inflows				
Sadiola cash receipts	$	2.7	$	4.6
Proceeds from sale of marketable securities and loans receivable		1.8		-
Royalties received, net of withholding taxes and gold bullion receipts		1.3		0.2
Share issuances, net of share issue costs		0.5		2.5
Interest income		0.2		0.2
Net cash acquired from Repadre		-		34.2
Damang cash receipts		-		2.0
Foreign exchange gain on cash balances		-		0.7
Other		0.2		-
	$	6.7	$	44.4
Outflows				
Dividends	$	6.7	$	2.5
Corporate administration		1.5		2.0
Exploration and exploration administration		1.1		0.9
Investment and merger transaction costs		0.5		0.1
Foreign exchange loss on cash balances		0.2		-
Gold bullion purchases		-		10.5
Other		-		0.6
	$	10.0	$	16.6
Net inflow (outflow)	$	(3.3)	$	27.8

Gold Bullion

At March 31, 2004, bullion balances were virtually unchanged from year end 2003 at 145,148 ounces at an average cost of $327 per ounce. The market value of the bullion was $61.5 million using a March 31, 2004 gold price of $424 per ounce.

CHANGES IN ACCOUNTING POLICY

Stock-based compensation:

On January 1, 2004, the Company adopted the Canadian Institute of Chartered Accountants ("CICA") Handbook Section 3870 ("Section 3870"). Section 3870 requires all stock-based compensation be accounted for under the fair value based method. Transitional rules allow for an adjustment to opening retained earnings with no restatement to prior periods. As a result, the Company has reduced opening retained earnings as at January 1, 2004 by $2.6 million.

Asset retirement obligations:

On January 1, 2004, the Company adopted the CICA Handbook Section 3110, "Asset Retirement Obligations" (Section 3110). Section 3110 requires that the fair value of liabilities for asset retirement obligations be recognized where incurred and that a corresponding asset be set up and be depreciated over the life of the asset. The Company has adopted Section 3110 retroactively, with prior periods being restated. Accordingly, opening retained earnings as at January 1, 2004 have been increased by $ 0.6 million.

● ● ● ●

Some of the disclosures included in this interim report for the first quarter of 2004 represent forward-looking statements (as defined in the US Securities Exchange Act of 1934). Such statements are based on assumptions and estimates related to future economic and market conditions. While management reviews the reasonableness of such assumptions and estimates, unusual or unanticipated events may occur which render them inaccurate. Under such circumstances, future performances may differ materially from projections.

The Corporation's auditors have not reviewed the contents of this MD&A or the accompanying financial statements.

As at May 12, 2004, the number of shares issued and outstanding of the Corporation was 145.5 million.

CONSOLIDATED STATEMENTS OF EARNINGS AND RETAINED EARNINGS

(unaudited)

(United States Dollars in 000's, except per share data)

For the period ended March 31, 2004

	Three months ended	
	Mar. 31, 2004	Mar. 31, 2003
		(Restated)
Revenue:		
Gold sales	$ **26,105**	$ 23,529
Royalties	**1,527**	313
	27,632	23,842
Expenses:		
Mining	**15,558**	13,734
Depreciation and depletion	**6,730**	5,540
Amortization of royalty interests	**852**	224
	23,140	19,498
	4,492	4,344
Earnings from working interests	**4,116**	1,859
	8,608	6,203
Other expenses (income):		
Corporate administration	**2,328**	1,313
Restructuring costs	**-**	689
Exploration	**1,068**	878
Foreign exchange	**(43)**	(83)
Investment income	**(1,324)**	(233)
	2,029	2,564
Earnings before income taxes	**6,579**	3,639
Income taxes (recovery):		
Current	**1,386**	876
Future	**(713)**	(709)
	673	167
Net earnings	**5,906**	**3,472**
Retained earnings, beginning of period, as previously reported	**42,023**	33,709
Restatement of opening retained earnings *(note 2a)*	**(2,602)**	-
Prior period adjustment *(note 2b)*	**585**	144
Retained earnings, beginning of period, restated	**40,006**	33,853
Retained earnings, end of period	$ **45,912**	$ 37,325
Number of common shares		
Average outstanding during period	**145,480,791**	138,868,000
Outstanding at end of period	**145,536,179**	143,512,000
Net earnings per share - basic and diluted	$ **0.04**	$ 0.03

See accompanying notes to the consolidated financial statements.

CONSOLIDATED BALANCE SHEET

(unaudited)
(United States Dollars in 000's, except per share data)

As at March 31, 2004

	As at Mar. 31, 2004	As at Dec. 31, 2003
		(Restated)
ASSETS		
Current assets:		
Cash and cash equivalents *(note 3)*	$ 65,745	$ 66,675
Gold bullion		
(market value $61,499; Dec. 31, 2003 - $60,394) *(note 4)*	47,445	47,283
Accounts receivable and other	20,646	21,443
Inventories	9,601	10,397
	143,437	145,798
Marketable securities	1,102	1,116
Long-term inventory	14,598	12,773
Long-term receivables	6,933	7,610
Working interests	63,922	59,806
Royalty interests	62,089	62,941
Mining interests *(note 2b)*	83,397	87,953
Future tax asset	43	47
Other assets	1,238	1,239
Goodwill	74,886	74,886
	$ 451,645	$ 454,169
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities:		
Accounts payable & accrued liabilities	$ 19,186	$ 27,259
Long-term liabilities:		
Deferred revenue	1,241	1,655
Future tax liability	20,336	21,264
Asset retirement obligation *(note 2b)*	6,034	5,961
Non-recourse loans payable *(note 5)*	11,399	11,342
	58,196	67,481
Shareholders' equity:		
Common shares (Issued: 143,536,179 shares) *(note 6)*	343,243	342,208
Stock-based compensation *(notes 2(a) and 6(b))*	4,560	2,138
Share purchase loans	(266)	(266)
Retained earnings	45,912	42,608
	393,449	386,688
	$ 451,645	$ 454,169

See accompanying notes to the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(unaudited)
(United States Dollars in 000's, except per share data)

For the period ended March 31, 2004

	Three months ended	
	Mar. 31, 2004	Mar. 31, 2003
Operating activities:		
Net income	$ **5,906**	$ 3,472
Items not affecting cash:		
Earnings from working interests, net of dividends	**(4,116)**	(1,859)
Depreciation and amortization	**7,598**	5,767
Deferred revenue	**(414)**	(413)
Future income taxes	**(713)**	(709)
Stock-based compensation	**320**	41
Loss (gain) on sale of marketable securities and long-term receivables	**(1,121)**	3
Unrealized foreign exchange losses (gains)	**(221)**	779
Change in non-cash current working capital	**225**	6,058
Change in non-cash long-term working capital	**(1,691)**	(847)
	5,773	12,292
Financing activities:		
Issue of common shares, net of issue costs	**537**	2,467
Dividends paid	**(6,725)**	(2,519)
Repayments of non-recourse loans	**(3)**	(1)
	(6,191)	(53)
Investing activities:		
Net cash acquired from Repadre Capital Corporation	**-**	33,402
Mining interests	**(2,120)**	(2,213)
Note receivable	**(48)**	(57)
Distributions received (paid) from (to) working interests	**-**	2,005
Purchase of gold bullion	**(162)**	(10,655)
Proceeds from disposition of marketable securities and long-term receivables	**1,833**	24
Other assets	**(15)**	674
	(512)	23,180
Increase (decrease) in cash and cash equivalents	**(930)**	35,419
Cash and cash equivalents, beginning of period	**66,675**	15,835
Cash and cash equivalents, end of period	$ **65,745**	$ 51,254
Supplemental cash flow information:		
Interest paid	$ **39**	$ 315
Income taxes	**1,353**	860

See accompanying notes to the consolidated financial statements.

NOTES TO CONSOLIDATED STATEMENTS

(unaudited)
(Tabular amounts in thousands of United States Dollars except per share data)

For the period ended March 31, 2004

The interim consolidated financial statements of IAMGOLD Corporation ("the Company") have been prepared by management in accordance with accounting principles generally accepted in Canada. The interim consolidated financial statements have been prepared following the same accounting policies and methods of computation as the consolidated financial statements for the fiscal year ended December 31, 2003 except as noted. The interim consolidated financial statements should be read in conjunction with the consolidated financial statements and the notes thereto in the Company's annual report for the year ended December 31, 2003. The results of operations for the three-month period are not necessarily indicative of the results to be expected for the full year.

1. BUSINESS COMBINATION:

On March 31, 2004, the Company announced an agreement to enter into a business combination with Wheaton River Minerals Ltd. ("Wheaton"). The combination will be completed by way of a plan of arrangement whereby each Wheaton share will be exchanged for 0.55 of a share of the Company. If all Wheaton warrants and options were exercised on closing of the transaction, the combined company would be held 68% by existing Wheaton shareholders and 32% by the Company's existing shareholders. As a result, the transaction will be accounted for as if Wheaton is the acquiring company.

The combination must be approved by at least two-thirds of the votes cast by the shareholders of Wheaton and by a majority of the votes cast by the Company's shareholders. The shareholder meetings are expected to be held in June 2004, with the transaction expected to close shortly thereafter.

If the combination does not occur as a result of one of the parties accepting a superior proposal from a competing bidder then the party which accepted the superior proposal will be required to pay a fee equal to three percent of its market capitalization to the other party.

2. CHANGE IN ACCOUNTING POLICIES:

(a) Stock-based compensation:

Effective January 1, 2004, the Company adopted the new recommendations of the Canadian Institute of Chartered Accountants in the Handbook Section 3870, "Stock-based compensation and other stock-based payments" (Section 3870) with respect to directors and employees, whereby all stock options granted are accounted for under the fair value based method. Section 3870 is applied retroactively to all stock-based compensation granted to directors and employees on or after January 1, 2002. Opening retained earnings as at January 1, 2004 have been adjusted downwards by $2.6 million and opening share capital has been adjusted upwards by $0.2 million to reflect the cumulative effect of the change in prior periods. Prior periods have not been restated.

(b) Provision for reclamation and closure:

On January 1, 2004 the Company adopted CICA Handbook Section 3110: "Asset Retirement Obligations", which requires that the fair value of liabilities for asset retirement obligations be recognized in the period in which they are incurred. A corresponding increase to the carrying amount of the related assets is generally recorded and depreciated over the life of the asset. The amount of the liability is subject to re-measurement at each reporting period. The prior policy involved accruing for the estimated reclamation and closure liability through charges to earnings basis over the estimated life of the mine. This change has been applied retroactively with prior periods being restated. The effect of the changes to opening retained earnings is summarized as follows:

Increase in mining assets, January 1, 2003	$	3,671
Increase in asset retirement obligation, January 1, 2003		3,527
Increase in opening retained earnings, January 1, 2003		144
Increase in net earnings for 2003 - Q1		67
- Q2		25
- Q3		186
- Q4		163
		441
Increase in opening retained earnings, January 1, 2004	$	585

The adjustment to opening retained earnings at January 1, 2004 is further summarized as follows:

Increase in mining assets, January 1, 2004	$	3,028
Increase in asset retirement obligation, January 1, 2004		2,443
Increase in opening retained earnings, January 1, 2004	$	585

3. CASH AND CASH EQUIVALENTS:

		Mar. 31, 2004		Dec. 31, 2003
Corporate	$	49,826	$	53,171
Joint ventures		15,919		13,504
	$	65,745	$	66,675

4. GOLD BULLION:

As at March 31, 2004, the Company held 145,148 ounces of gold bullion at an average cost of US$327 per ounce. The market value of this gold bullion, based on the market close price of $424 per ounce was $61,499,000.

5. NON-RECOURSE LOANS PAYABLE:

		Mar. 31, 2004		Dec. 31, 2003
Yatela loans	$	11,399	$	11,342
Note receivable from the Government of Mali, included in long-term receivables		6,683		6,635
Net Yatela obligation	$	4,716	$	4,707

6. SHARE CAPITAL:

Authorized:
Unlimited first preference of shares, issuable in series
Unlimited second preference shares, issuable in series
Unlimited common shares

Issued and outstanding common shares are as follows:

	Number of shares		Amount
Issued and outstanding, December 31, 2003	145,333,845	$	342,208
Restatement of opening share capital (note 2(a))			172
Exercise of options	202,334		863
Issued and outstanding, March 31, 2004	145,536,179	$	343,243

(a) Share Option Plan:

The Company has a comprehensive share option plan for its full-time employees, directors and officers and self-employed consultants. The options vest over three years and expire no longer than 10 years from the date of grant.

A summary of the status of the Company's share option plan as of March 31, 2004 and changes during the three months then ended is presented below. All exercise prices are denominated in Canadian dollars.

	Options		2003 Weighted Average Exercise Price
Outstanding, beginning of period	5,414,535	$	5.13
Granted	805,000		9.02
Exercised	(202,334)		3.48
Forfeited	(24,001)		5.33
Outstanding, March 31, 2004	5,993,200	$	5.71
Options exercisable, March 31, 2004	4,064,868	$	4.74

(b) Stock-based compensation:

The Company accounts for all stock-based compensation granted on or after January 1, 2002, using the fair value based method.

The fair value of the options granted subsequent to January 1, 2002 has been estimated at the date of grant using a Black-Scholes option pricing model with the following assumptions: risk-free interest rate of 5%, dividend yield of 1%, volatility factor of the expected market price of the Company's common stock of 37%; and a weighted average expected life of these options of 8 years. The estimated fair value of the options is expensed over the options' vesting period of 3 years.

For the three months ended March 31, 2004, $312,000 was recorded as compensation expense relating to the following options:

Year of Grant/ Modification	# of Options		Weighted Average Exercise (Cdn$) Price		Total Weighted Average Fair Value	March 31, 2004 Expense
2002	432,667	$	7.27	$	2.50	$	130
2003	910,000		7.61		1.56		116
2004	805,000		9.02		2.12		66
	2,147,667	$	8.07	$	1.96	$	312

In 2004, the Company awarded 22,173 restricted common shares to certain executives of the Company under the Company's share option plan. These restricted shares have a value of Cdn$200,000 and will be issued and expensed over their three-year vesting period. For the three months ended March 31, 2004, $8,000 was recorded as compensation expense relating to the restricted share awards.

7. SEGMENTED INFORMATION:

(a) The Company's assets, liabilities, revenue and expenses, and cash flows allocated to the appropriate reporting segments identified by the Company are as follows:

March 31, 2004		Joint Venture and Working Interests	Royalties	Corporate	Total
Cash and gold bullion	$	15,919	$ -	$ 97,271	$ 113,190
Other current assets		27,768	-	2,479	30,247
Long-term assets		104,720	77,221	2,590	184,531
Long-term assets related to working interests		123,677	-	-	123,677
	$	272,084	$ 77,221	$ 102,340	$ 451,645
Current liabilities		13,273	-	5,913	19,186
Long-term liabilities		18,674	-	20,336	39,010
	$	31,947	$ -	$ 26,249	$ 58,196
Revenues	$	26,105	$ 1,527	$ -	$ 27,632
Operating costs of mine		14,735	-	-	14,735
Earnings from working interests		4,116	-	-	4,116
Depreciation and amortization		6,730	852	16	7,598
Exploration expense		-	-	1,068	1,068
Other expense		-	-	2,234	2,234
Interest & investment expense (income), net		823	-	(1,289)	(466)
Income taxes		1,357	34	(718)	673
Net income (loss)	$	6,576	$ 641	$ (1,311)	$ 5,906

(b) The Company's share of joint venture cash flows for the three months ended March 31, 2003 is as follows:

	Mar. 31, 2004
Cash flows from (used in) operations	$ 7,246
Cash flows from (used in) financing	(3)
Cash flows from (used in) investments	(2,168)

8. CONTINGENCIES AND COMMITMENTS:

(a) The Company was a defendant in an action commenced in the Ontario Court of Justice (General Division) by Kinbauri Gold Corporation ("Kinbauri").

On December 10, 2002, the trial judge released reasons for judgment awarding damages to the Plaintiff in the amount of Cdn $1.7 million. The trial judge awarded pre-judgment interest at the rate of 10% and costs to be determined by assessment. The Company recorded an expense of $2,900,000 in Q4, 2002 in relation to this judgment.

The Plaintiff filed a Notice of Appeal, dated January 20, 2003, appealing the damage award. The Company filed a Notice of Cross-Appeal, dated January 31, 2003, also appealing the damage award and the pre-judgment interest rate. The appeals were argued before the Ontario Court of Appeal on April 15th, 2004. Judgment was reserved. A decision is expected during Q2, 2004.

(b)   In December 2003, the Department of Taxation in Mali performed an audit of the mining operations at the Yatela and Sadiola mines in Mali for the years 2000, 2001 and 2002. The audit report claimed taxes and penalties payable of approximately $15.6 million of which the Company's share is $5.9 million. Sadiola and Yatela management have reviewed the claims with legal and tax advisors and are of the opinion that all taxes were properly paid and that the audit report is without merit.

The Company continues to work with the other partners in the Yatela and Sadiola mines to negotiate a settlement of the audit claims. Discussions with the Ministry of Finance in Mali are continuing, failing which the mines may elect to commence arbitration to enforce their rights under their original Convention Agreements with the Government of Mali.



IAMGOLD
CORPORATION

220 Bay Street, 5th Floor
Toronto, Ontario M5J 2W4
Canada
Tel: 416 360 4710
Fax: 416 360 4750
Toll Free: 1 888 IMG 9999

Email: info@iamgold.com
www.iamgold.com